Exhibit 99.1

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PRESS RELEASE
Sify reports results for the quarter ended 30th June 2008
Sify Technologies Q1 08-09 Revenues at $ 35 Million
Revenues grew 7 % over Q1 in previous year, Net Loss at $ 2.39 million
Chennai, Friday, 25th July 2008. Sify Technologies Limited (Nasdaq National Markets: SIFY), a leader in Consumer Internet and Enterprise Services in India with global delivery capabilities, announced today its consolidated results under the International Financial Reporting Standards (IFRS) for the quarter ended 30th June 2008.
Performance Highlights Q1 2008-09
•	Sify reported revenues of $ 35 million for the quarter ended 30th June 2008, 7 % higher than the same quarter in the previous year. The Enterprise and International segments of the business registered growth at 17% and 38% respectively, while the consumer segment recorded revenues 18 % lower than the previous year.

•	Net loss for the quarter was $2.39 million compared to a net loss of $ 1.09 million in the same quarter in the previous year.

•	Exceptional items during the quarter amounted $ 0.44 million on account of legal fees.

•	A cost of $ 0.70 million was incurred in network upgrades during the quarter.

•	Sify ended the quarter with a cash balance of $ 18.04 million after capital expenditures of $ 7.97 million during the quarter.

REGD. OFFICE	www.sifycorp.com
2nd Floor Tidel Park No. 4 Canal Bank Road Taramani Chennai 600 113 India
T +91 44 22540770 / 22540777 F +91 44 22540771

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Mr. Raju Vegesna, Board Chairman and CEO & MD, Sify Technologies, said, “We continue to effect strong growth in our enterprise and international business segments. The results of our ongoing restructuring of the consumer business will be felt after the second quarter of this financial year with new branding and marketing initiatives. While there are many new initiatives under way in the portals business, it will re-launched during the second half of the current financial year. The first quarter has been in line with annual trends over the years. However, we believe we have set the platform for further growth in the coming quarters with significant investments in the capacity of our backbone infrastructure, expansion of the network to over 500 points of presence, adoption of new technologies and standards for Wimax capabilities and to move towards being a Next Generation Network for triple play. These are all aimed to make us more competitive in the services we offer across enterprise and consumer services going forwards”.
Mr CVS Suri, Chief Operating Officer, Sify, said, “Sify’s order book on the enterprise side continues to show robust demand for services across connectivity, hosting, security and applications, and this will be reflected in revenues in the subsequent quarters. The growing sophistication of our network and infrastructure capabilities will also give us an edge going forwards. Wireless broadband in the last mile for consumer access was also rolled out this quarter, enhancing our geographic spread and reach within cities in areas where we do not have Cable Television Operator partners. Consumer services, however, are still a work in progress with rationalization of our cafes pending the re-launch with the new identity. We are also working to enhance the business model to make them profitable despite rising real estate costs. The re-launch will be effected with these changes in place”.
Mr. MP Vijay Kumar, Sify CFO, said, “We continued to invest in network expansion and in sophisticated technologies to offer converged services to our customers during the quarter. A significant investment has been the scaling up of our core network accomplished without significant increase in bandwidth costs but for the cost of the network upgrade during the quarter. This will enable us to scale to multiples of our current capacities without a steep increase in bandwidth costs going forwards. These investments are being made on the back of robust demand for enterprise services and to enhance our capabilities in consumer services for broadband access and delivery of rich media content going forwards”.

REGD. OFFICE	www.sifycorp.com
2nd Floor Tidel Park No. 4 Canal Bank Road Taramani Chennai 600 113 India
T +91 44 22540770 / 22540777 F +91 44 22540771

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Unaudited Consolidated income statement as per IFRS
( In $ million, all translated at $1 = Rs. 42.93 )

	Period ended		Year ended
	30-Jun		Mar-08
Description	2008	2007	2008

Enterprise	23.09	19.76	89.03
Consumer	8.72	10.66	40.90
International	3.19	2.31	9.97

Revenue	35.00	32.73	139.91

Cost of Revenues	(20.42)	(17.53)	(78.96)

Other Income	0.43	0.27	1.08

Stock Compensation expenses	(0.41)	(0.33)	(1.31)

Depreciation and Amortisation expenses	(2.60)	(2.80)	(9.18)

Selling, General and Administrative Expenses	(14.23)	(14.27)	(56.09)

Net Finance Income	0.05	0.78	2.42

Share of Affiliates	0.41	0.53	4.00

Profit Before tax	(1.77)	(0.62)	1.86

Income Taxes	(0.45)	(0.34)	(1.42)

Profit for the period	(2.22)	(0.95)	0.44

Profit attributable to:

Owners of the parent	(2.39)	(1.09)	(0.24)

Non-controlling interests	0.17	0.13	0.67

Non Financial Indicators	Jun-08	Jun-07	Mar-08
E Ports
Subscribers active 3 months (in 000’s)	679	1,108	718
No of ePorts	3,917	3,713	3,887
No of ePorts Operational	2,029	2,525	2,165
ePorts Additions	121	164	513
No of Cities	201	163	180

Broadband
Subscribers (in 000’s)	207	208	219
No of CTOs	1,976	2,027	1,966
ARPU	316	337	336

Technology
No of PoPs	502	221	481
Note: IFRS Adoption for 2007-08 was on a full year basis.Comparitive figures of previous quarters will be continued from next quarter.

REGD. OFFICE	www.sifycorp.com
2nd Floor Tidel Park No. 4 Canal Bank Road Taramani Chennai 600 113 India
T +91 44 22540770 / 22540777 F +91 44 22540771

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Highlights of the businesses:
Sify Enterprise:
▪	Enterprise revenues grew by 17% over the same quarter in the previous year.

▪	Large VPN engagements were signed with Future Group, HSBC and Delhi Assam Roadways. IDBRT expanded the scope of the VPN engagement with them.

▪	Significant hosting contracts were signed with IL&FS (originally Infrastructure, Leasing & Financial Services, a large infrastructure funding entity) and Mcheck, a company in the mobile commerce space.

▪	A large contract for security services was signed with HDFC Bank, one of India’s leading private banking corporations.

▪	The quarter saw expansion of our initiatives aimed at the fast growing SMB segment. We added more than 100 new Channel partners during the quarter across various locations in India for better market penetration in this segment.

▪	An education specific Internet bundle to cater to the specific needs of the fast growing Education segment, particularly the smaller colleges and institutes, was launched during the quarter. This initiative, well accepted by the market, offers a unique solution combining Managed Internet Connectivity services along with Security services. This follows our strong position in the BFSI, retail, manufacturing and pharma segments.

▪	We entered into a Partner Agreement with VeriSign Inc for selling SSL Products across India including some of their new product lines

▪	National Long Distance voice operations using our backbone infrastructure was launched during the quarter with live traffic of mobile operators. This represents an additional stream of income and caters to national long distance carriage of traffic using VoIP of the fast growing mobile phone telecom market in India.
Sify International:
▪	Sify’s international services grew at 38% over the previous year.
Sify IMS:
▪	Revenues from system integration services as Cisco’s Global PSS Partner commenced during the quarter.

▪	Sify has successfully boarded the leading account wagering services company in the US, and is delivering application development and application management services to this company.

▪	Some of the existing customers have enlarged the scope of their engagement with Sify during this quarter.

▪	Sify has also been engaged by a large university press who was an existing customer of our international eLearning services.
Sify eLearning:
▪	Some of the notable wins during the quarter were in the domains of:

REGD. OFFICE	www.sifycorp.com
2nd Floor Tidel Park No. 4 Canal Bank Road Taramani Chennai 600 113 India
T +91 44 22540770 / 22540777 F +91 44 22540771

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▪	Hi-Tech – Global computer hardware retail giant

▪	Management & Financial Practices – Global leader in financial services & products

▪	Hi-Tech – Globally recognized provider of storage and data management solutions
▪	Developed and showcased expertise in developing content on Virtual Learning Environments at the world-famous ASTD event. Keen interest exhibited by numerous potential customers.
Sify Consumer:
▪	Consumer presence expanded to 28 new cities across India — With this expansion, Sify will add to its existing chain of over 2000 e-ports spread across 180 cities and the CTO network covering a subscriber base of more than 2,00,000. The company is also aggressively expanding broadband services in states across the North East into the cities of Shillong, Aizawl, Silchar, Tezpur, Nagaon and Agartala.

▪	ePort: The ongoing transformation of the chain continues with 30 cafes being added during the quarter. This is a net figure after factoring in number of cafes opened and deducting the number closed during the quarter. The chain is being rationalized to ensure profitable operations capable of being scaled up for new services. The re-launch of the chain with the new brand name follows this process.

▪	ePort Xpress: Some orders have been received for the new kiosk version of ePorts. These will be executed during the course of the next quarter.

▪	Wireless broadband - After a successful pilot launch in Bangalore, Sify Broadband over wireless connectivity was launched in 9 major cities in June 2008. The service is being extended to over 30 cities progressively. Customers can now enjoy the broadband Internet experience direct to their homes – i.e., wireless in the last mile. This service is the perfect solution for faster expansion, and will help increase penetration and geographic reach.
Sify Portals:
▪	Sify.com, in keeping with the constantly evolving preferences of users, undertook a revamp of its home page www.sify.com and key channels like sify sports http://sify.com/sports/ and sify news http://sify.com/news/ offering a fresh new look and ease of navigation. With this revamp exercise, the first quarter of FY 08-09 has seen a significant growth in visitors.

▪	Sify.com continued its strong association with the popular TV channel Sony Entertainment Television with tie-ups for key reality shows like Champion Chaalbaaz and Dus ka Dum. Sify.com offered the fans of the reality shows interactive tools, community features, videos, gallery, show recaps, message boards and opinion polls.

▪	After the successful revamp of sify sports http://sify.com/sports/, the sports portal had increased its number of visitor’s followings its in-depth coverage of all the happenings around Euro 2008, Wimbledon 2008 and the Indian Premier League (IPL).

▪	In line with Sify’s commitment to raise awareness of the environment, sify.com is showcasing the treecycle initiative campaign by Shrenik Rao who is cycling across India to raise awareness of the environment. Sify.com is covering this initiative comprehensively with the latest videos of his progress, gallery, message boards and news about the event.
About Sify
Sify is among the largest Managed Enterprise and Consumer Internet Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching 500+ cities and towns in India. A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services, enterprise applications and hosting. Sify is recognized as an ISO 9001:2000 certified service provider for network operations, data center operations and customer support, and for provisioning of VPNs, Internet bandwidth, VoIP solutions and

REGD. OFFICE	www.sifycorp.com
2nd Floor Tidel Park No. 4 Canal Bank Road Taramani Chennai 600 113 India
T +91 44 22540770 / 22540777 F +91 44 22540771

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integrated security solutions, and ISO 27001 certified for InternetData Center operations. Sify has licenses to operate NLD (National Long Distance) and ILD (International Long Distance) services and offers VoIP back haul to long distance subscriber telephony services. The company is India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services. A host of blue chip customers use Sify’s corporate service offerings.

Consumer services include broadband home access, dial up connectivity and the e-port cyber café chain across 180 cities and towns. Sify.com the consumer portal of Sify has sub portals like www.samachar.com, www.walletwatch.com, www.sifymax.com and www.chennailive.in, www.bangalorelive.in, www.mumbailive.in, www.hyderabadlive.in the city based live video on the web. The content is available in 5 Indian languages, which include Hindi, Malayalam, Telugu, Kannada and Tamil.

For more information about Sify, visit www.sifycorp.com. Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risks Related to Our Business” in the company’s report on Form 6-K for the Quarter ended December 31, 2007 which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.

For further information please contact:
David Appasamy
Investor Relations
Sify Technologies Limited
+91-44-2254 0770 Ext. 2013
Email: david_appasamy@sifycorp.com
Trúc N. Nguyen (ext. 418) or Christopher Chu (ext. 426)
Investor Relations
Grayling Global
+1-646-284-9400
Email: tnguyen@hfgcg.com or cchu@hfgcg.com
Stacy Dimakakos
Media Relations
Grayling Global
+1-646-284-9417
Email: sdimakakos@hfgcg.com

REGD. OFFICE	www.sifycorp.com
2nd Floor Tidel Park No. 4 Canal Bank Road Taramani Chennai 600 113 India
T +91 44 22540770 / 22540777 F +91 44 22540771